Exhibit 99.1

Corporate Contact:
Ioannis Zafirakis
Director, Co-Chief Financial Officer, Chief Strategy Officer, Treasurer and Secretary
Telephone: + 30-210-9470-100
Email: izafirakis@dianashippinginc.com
Website: www.dianashippinginc.com
X: @Dianaship

Investor Relations/Media Contact:

Nicolas Bornozis / Daniela Guerrero
Capital Link, Inc.
230 Park Avenue, Suite 1540
New York, N.Y. 10169
Tel.: (212) 661-7566
Email: diana@capitallink.com

DIANA SHIPPING INC. CELEBRATES ITS 20th LISTING ANNIVERSARY
RINGS CLOSING BELL AT NYSE

ATHENS, GREECE, March 28, 2025 – Diana Shipping Inc. (NYSE: DSX), (the “Company”), a global shipping company specializing in the ownership and bareboat charter-in of dry bulk vessels, today announced that on Tuesday, April 1st, 2025 in celebration of its 20th anniversary as a NYSE listed Company, Ms. Semiramis Paliou, CEO, and the executive team will ring the Closing Bell.
Ms. Paliou stated: “It is an honor to celebrate 20 years as a listed company, and we are grateful for the continued trust of our shareholders and partners over the years. We are not just marking 20 years on the New York Stock Exchange, we are celebrating two decades of shared progress, partnerships, and trust. Since our listing, we have reinforced our position as a leading company in the dry bulk shipping sector, and we are proud to continue building on this legacy as we embark on the next chapter of growth”.
To commemorate this important milestone, the Company will also host an investor meeting prior to the Closing Bell at the NYSE. The investor presentation will be available on the Company’s website: www.dianashippinginc.com.
About the Company
Diana Shipping Inc. is a global provider of shipping transportation services through its ownership and bareboat charter-in of dry bulk vessels. The Company’s vessels are employed primarily on short to medium-term charters and transport a range of dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.